September 18, 2023

VIA EDGAR

Larry Spirgel, Office Chief

Kathleen Krebs, Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Rubicon Technologies, Inc.

Registration Statement on Form S-3

Filed September 5, 2023

File No. 333-274348

Dear Mr. Spirgel and Ms. Krebs:

Rubicon Technologies, Inc., a Delaware corporation (the “Company”), respectfully requests pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-274348), be accelerated and that it be declared effective on Wednesday September 20, 2023 at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

Please direct any questions regarding this filing to Michael J. Blankenship of Winston & Strawn LLP at (713) 651-2678.

Very truly yours,

RUBICON TECHNOLOGIES, INC.

By:	/s/ Kevin Schubert
	Name:	Kevin Schubert
	Title:	Chief Financial Officer

cc:	Philip Rodoni
Chief Executive Officer
Rubicon Technologies, Inc.

cc:	Michael J. Blankenship
Winston & Strawn LLP